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                           February 13, 2023

       Ruowen Li
       Chief Executive Officer
       Qilun Group Inc.
       Room 2201, Modern International Building, No. 3038
       Jintian Road, Gangxia Community, Futian Street
       Futian District, Shenzhen City, Guangdong Province
       People   s Republic of China

                                                        Re: Qilun Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 17,
2023
                                                            File No. 333-268512

       Dear Ruowen Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 5 and reissue in part. Please revise your cash flow discussion to include a
cross-reference to the consolidated financial statements.
   2. Please refer to your HFCAA disclosures here and throughout the prospectus. We note that there have been a
number of developments related to the HFCAA and its related statutes and regulations. Please
revise the cover page and prospectus throughout based on the most up to date
information.
 Ruowen Li
Qilun Group Inc.
February 13, 2023
Page 2
Cash Transfers and Dividend Distributions, page 6

3. We note your response to comment 13 and reissue in part. Please provide a cross-
         reference to the consolidated financial statements.
The Offering, page 8

4. We note your response to comment 14 and reissue in part. Please revise your disclosure to consistently reflect which OTC market you wish to seek quotation on. In this regard, we note references to the OTC Market on the cover page and page 71 of the prospectus.
5. We note your disclosure on the prospectus cover page that the "offering is contingent on obtaining a listing or quotation of the Shares on an existing public market" and that the
         "selling stockholders will sell at a fixed price of $0.20 per Share until the ordinary shares are listed or quoted on an existing public trading market." Please revise this section to disclose the market contingency and fixed price. Additionally, we note that the offering terms appear inconsistent. In this regard, you state the selling shareholder will sell at a fixed price until there is an existing public trading market but then you also state that the offering is contingent on obtaining a listing or quotation on an existing public market.
         The offering contingency and fixed price components appear to conflict. Please revise as applicable to clarify the terms of the offering.
"We have engaged in transactions with related parties . . .", page 14

6. We note your response to comment 18 and reissue. Please disclose the material terms of the agreements you have with Shenzhen Yuanheng Culture and Art Creative Co., Ltd. in the Related Party Transactions section on page 68. Additionally, please file the agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation
S-K.
Index to Consolidated Financial Statements, page F-1

7.     We note your response to comment 24. However, you have not separately disclosed
       revenue or cost of revenue from related parties on the face of your consolidated statements of operations and comprehensive income. You also have not disclosed cash changes in the corresponding related party accounts receivable and accounts payable amounts in the net cash provided by operating activities section of your statements of cash flows. Please
FirstName LastNameRuowen Li
       disclose all related party amounts on the faces of your balance sheets, statements of
Comapany    NameQilun
       operations        Group Inc. income and statements of cash flows. Refer
to Rule 4-
                   and comprehensive
       08(k)
February  13, of Regulation
              2023  Page 2 S-X.
FirstName LastName
 Ruowen Li
FirstName LastNameRuowen Li
Qilun Group Inc.
Comapany13,
February  NameQilun
            2023    Group Inc.
February
Page 3 13, 2023 Page 3
FirstName LastName
Item 8. Exhibits and Financial Schedules
(a) Exhibits
Exhibit 23.1, page II-1

8. Please have your auditors update the date of their consent and refer to the financial statements for the year ended December 31, 2020.
General

9. We note your response to comment 27 and reissue. Please revise the Exhibits Index to indicate that a local counsel opinion will be provided.
        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Eric Mendelson